

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Via E-Mail
Man Keung Wai
Chief Executive Officer
Chinawe.com Inc.
Room 1208, Block A
Fuk Keung Industrial Building
66-68 Tong Mei Road
Kowloon, Hong Kong

>   **Re: Chinawe.com Inc.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed March 30, 2011**
>   **File No. 000-29169**

Dear Mr. Wai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1. We note your disclosure that effective from March 27, 2009, you have been a non-operating company. However, we note that in your Form 10-Qs for the quarters ended March 31, 2011 and June 30, 2011, you state that you became a non-operating company effective March 27, 2010. Please explain this discrepancy, and please revise future filings to ensure that your disclosure is consistent.

2. We note your disclosure that you expect to be back in good standing with the State of California "shortly". Please provide us with an update as to the preparation of the relevant reports and your current timing for regaining good standing. Please also tell us whether management expects that regaining good standing will correspond with any recommencement of your operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc.   Via E-Mail
       Joel Frank, Esq.
       Wilk Auslander LLP